SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003 (May 20, 2003)

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    Not Applicable

This Special Report is incorporated by reference in the prospectus contained in Registration Statement Nos. 33-43799, 33-71446, 33-86358, 33-89584, 333-4962, 333-6324, 333-6896, 333-7466, 333-8926, 333-10338, 333-10624, 333-12878, 333-8246, 333-13556 and 333-51434-1 filed by the Registrant under the Securities Act of 1933.

Annexed hereto are the (i) Consent of Ernst & Young regarding The News Corporation Limited; (ii) Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.; (iii) Consent of Deloitte & Touche regarding British Sky Broadcasting plc; (iv) Financial Statements of British Sky Broadcasting plc for the three years ended June 30, 2002; (v) Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.; and (vi) Financial Statements of Stream S.p.A. for the three years ended December 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 20, 2003

THE NEWS CORPORATION LIMITED

By:	/S/ ARTHUR M. SISKIND
Arthur M. Siskind
Director

EXHIBIT INDEX

Exhibit

99(a).	Consent of Ernst & Young regarding The News Corporation Limited

99(b).	Consent of Ernst & Young LLP regarding Fox Entertainment Group, Inc.

99(c).	Consent of Deloitte & Touche regarding British Sky Broadcasting plc

99(d).	Financial Statements of British Sky Broadcasting plc for the three years ended June 30, 2002.

99(e).	Consent of Reconta Ernst & Young S.p.A. regarding Stream S.p.A.

99(f).	Financial Statements of Stream S.p.A. for the three years ended December 31, 2001